Mail Stop 3561

June 26, 2008

Michael J. Newsome, Chief Executive Officer
Hibbett Sports, Inc.
451 Industrial Lane
Birmingham, Alabama 35211

> **Re:** **Hibbett Sports, Inc.**
> **Correspondence Submitted on June 18, 2008 Regarding**
> **Annual Report on Form 10-K for the Year Ended February 2, 2008**
> **Filed April 2, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 2, 2008**
> **File No. 0-20969**

Dear Mr. Newsome:

We have reviewed your letter dated June 18, 2008 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A

The Board of Directors, page 10

1. We note your responses to comments 2 and 3 in our letter dated May 28, 2008. In those responses, you state that in future filings you will comply with our comments. Please provide us with your intended disclosure for the future filings.

Compensation Benchmarking; Role of Compensation Consultants, page 21

2. We note your response to comment 5 in our letter dated May 28, 2008. Please tell us the nature and scope of the Hewitt Associates' assignment and the material elements of the instructions or directions given to this consultant regarding the performance of its duties. Also, please provide us with your intended disclosure for the future filings.

Michael J. Newsome
Hibbett Sports, Inc.
June 26, 2008
Page 2

*   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343, Ellie Bavaria, Special Counsel, at (202) 551-3238, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John S. Mitchell, Jr.
       Williams Mullen
       Via Facsimile